

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2010

Mr. Robert E. Swanson
Chief Executive Officer
14 Philips Parkway
Montvale, NJ 07645

> **Re:** **Ridgewood Energy O Fund LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 22, 2010**
> **File No. 000-51924**

Dear Mr. Swanson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   To the extent any of the following comments are relevant to other Ridgewood funds, please confirm that you will apply these comments to the filings of the other Ridgewood funds accordingly.

Exhibit 99 – Report of Ryder Scott Company, L.P.

2.   It appears your reserve estimate report addresses the reserves for all enterprises managed by Ridgewood Energy Corporation, your Manager, and not just those applicable to Ridgewood Energy O Fund, LLC. In regards to this reserve estimate report, please tell us the following:

   ·   how the amounts within the report are relevant to Ridgewood Energy O Fund;

   ·   how investors are able to distinguish between the reserves attributable to Ridgewood Energy O Fund from reserves attributable to other enterprises managed by Ridgewood Energy Corporation;

   ·   how you intend this report to be used by investors and what information you intend to convey;

   ·   whether your presentation is potentially confusing to investors; and,

   ·   whether you considered alternative presentations to avoid reporting reserves unrelated to the investors of Ridgewood Energy O Fund.

3.   The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of Ridgewood Energy Corporation and may not be put to other use without our prior written consent for such use." Please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief